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                              December 4, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 22,
2023
                                                            File No. 333-274519

       Dear Surendra Ajjarapu:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       What equity stake will current Semper Paratus shareholders and current equityholders of
       Tevogen hold in New Tevogen..., page 15

   1. As requested by prior comment 3, revise to disclose the effective underwriting fee on a percentage basis for
shares at each redemption level presented in your sensitivity analysis related to dilution.
For example, if the underwriting fee of $0.20 per unit sold in the
                                                        Semper Paratus IPO of
34,500,000 units that was payable upon the closing of the Semper
                                                        Paratus IPO amounted to
$6,900,000, and if the deferred underwriting fee of 500,000
                                                        shares of common stock
is valued at $5,000,000, with approximately $26.0 million of funds in the Trust
Account, assuming no redemptions, the effective underwriting fee would be approximately
46%.
 Surendra Ajjarapu
FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany4,
December  NameSemper
             2023       Paratus Acquisition Corporation
December
Page 2    4, 2023 Page 2
FirstName LastName
       Please contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Andrew M. Tucker, Esq.